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To:	Office of International Corporation Finance, SEC	**Date:**	11 May, 2004
At:	0[redacted]	**Ref:**	Stock Exchange Announcement
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PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Secretariat

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Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

11 May, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Annual General Meeting – voting results and proxy appointments

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road

RNS

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Company	Centrica PLC
TIDM	CNA
Headline	Result of AGM
Released	15:10 10 May 2004
Number	2004051000

centrica

taking care of the essentials

Centrica PLC

Annual General Meeting - voting results and proxy appointments

At the Centrica plc annual general meeting held earlier today (10 May 2004) the following resolutions were proposed by the Chairman and passed by shareholders on a show of hands. Proxies were received by the Company from shareholders prior to the meeting as follows:

Resolution 1:

Report and Accounts

To receive the Accounts and Reports of the Directors and the Auditors for the Company for the year-ended 31 December 2003.

For:	2,387,434,369	(99.82% of vote
Against:	4,263,003	(0.18 of vote
Total proxy votes cast:	2,391,697,372	(56.05% of shares ir

Resolution 2:

Remuneration Report

To approve the Remuneration Report for the year ended 31 December 2003.

For:	2,142,061,406	(96.71% of vote
Against:	72,934,908	(3.29% of vote
Total proxy votes cast:	2,214,996,314	(51.91% of shares ir

Resolution 3:

Dividend

To approve a final dividend for the year of 3.7 pence per ordinary share to those shareholders on the register of members at close of business on 30 April 2004.

For:	2,443,513.402	(99.99% of votes.
Against:	208,704	(0.01% of votes
Total proxy votes cast:	2,443,722,106	(57.26% of shares in

Resolution 4:

Re-election of Director

To re-elect Phil Bentley as a Director of the Company.

For:	2,439,559,055	(99.83% of votes
Against:	4,152,282	(0.17% of votes
Total proxy votes cast:	2,443,711,337	(57.27% of shares in

Resolution 5:

Re-election of Director

To re-elect Mark Clare as a Director of the Company.

For:	2,439,477,386	(99.83% of votes
Against:	4,231,382	(0.17% of votes
Total proxy votes cast:	2,443,708,768	(57.27% of shares in

Resolution 6:

Re-election of Director

To re-elect Roger Carr as a Director of the Company.

For:	2,439,001,532	(99.81% of votes
Against:	4,708,525	(0.19% of votes
Total proxy votes cast:	2,443,710,057	(57.27% of shares in

Resolution 7:

Reappointment of Auditors

To reappoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid.

For:	2,404,330,010	(99.33% of votes
Against:	16,238,388	(0.67% of votes
Total proxy votes cast:	2,420,568,398	(56.73% of shares in i

Resolution 8:

Auditors' Remuneration

To authorise the Directors to determine the Auditors' remuneration.

For:	2,437,754,816	(99.78% of votes
Against:	5,489,492	(0.22% of votes
Total proxy votes cast:	2,443,245,308	(57.26% of shares in i

Resolution 9:

Allotment of shares

Authority under Section 80 of the Companies Act 1985, for the Directors of the Company to allot unissued shares up to a nominal value of £37,993,659.

For:	2,430,035,256	(99.45% of votes
Against:	13,500,900	(0.55% of votes
Total proxy votes cast:	2,443,536,156	(57.27% of shares in i

Resolution 10:

Authority to allot shares for cash

Authority under the Company's Articles of Association for the Directors to allot unissued share capital without first offering shares to existing shareholders in proportion to their existing holdings.

For:	2,426,532,711	(99.30% of votes
Against:	16,994,029	(0.70% of votes
Total proxy votes cast:	2,443,526,740	(57.27% of shares in i

Resolution 11:

Authority to purchase own shares

Authority for the Company to purchase its own shares, subject to a limit of 10% of the present issued share capital.

For:	2,438,964,752	(99.81% of votes
Against:	4,553,852	(0.19% of votes
Total proxy votes cast:	2,443,518,604	(57.27% of shares in i

Resolution 12:

Authority under the Political Parties, Elections and Referendums Act 2000

Authority for the Company to make donations to European Union political organisations not exceeding £125,000 in total and to incur EU political expenditure, not exceeding £125,000.

For:	2,333,730,934	(96.87% of votes
Against:	75,308,650	(3.13% of votes
Total proxy votes cast:	2,409,039,584	(56.45% of shares in i

Note to the disclosure

1. Any proxy appointments which gave discretion to the Chairman have been included in the 'for' total.

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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

11 May, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica AGM Statement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

RNS

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Company	Centrica PLC
TIDM	CNA
Headline	AGM Statement
Released	11:00 10 May 2004
Number	4723Y

centrica

taking care of the essentials

RNS Number:4723Y
Centrica PLC
10 May 2004

Centrica AGM statement

Sir Michael Perry, retiring chairman of Centrica plc, today told shareholders attending the company's Annual General Meeting that 2003 had been a year of steady progress in the face of economic uncertainty. Operating profit had exceeded £1bn for the first time and this was a very pleasing result, he said.

Sir Michael highlighted the proposed final dividend payment of 3.7p, a total of 5.4p, representing a 35% increase year on year.

He also took the opportunity to review the seven years of his chairmanship and to pay tribute to his colleagues throughout the organisation. "We've moved from a position in the bottom half of the FTSE 100 to the top 30. Our market capitalisation has more than trebled, growing from £2.9 billion in 1997 to £9.5 billion at the closing share price last Friday," he said. "In Britain we have expanded our business from gas into electricity, telecommunications, roadside services and a whole range of home services."

Chief Executive Sir Roy Gardner paid tribute to Sir Michael's contribution to the evolution of Centrica. "As a board, we've benefited enormously from his considerable experience, sharp insight and acute sense of what customers want," he said.

Turning to progress in 2004, Sir Roy said that although overall group trading was in line with market expectations, further commodity price rises would put group margins at risk.

In particular he made the following observations:

Since the preliminary results presentation in February, impact on British Gas Residential's customer churn levels as a consequence of its January price increase has been slightly higher than the company had anticipated. However, the rate of withdrawal has now started to slow in line with expectations. While there has been a net reduction of 220,000 energy accounts in the first four months of the year, British Gas still has just over 40% of the domestic energy market.

Wholesale gas and electricity prices have continued to rise and, for the fourth quarter of 2004, are now 20% and 14% respectively above levels anticipated when the last price increase was announced. As a result of this and the cost of increasing environmental obligations, the whole industry is faced with higher costs of procurement and British Gas margins are currently expected to be lower than previously anticipated.

However, as it indicated at its preliminary results, the company has brought forward elements of its transformation programme aimed at reducing its cost base

and simplifying processes and this will underpin delivery of British Gas'operating margin target for 2005. Implementation of the remaining elements of this programme is on track.

At Centrica Energy, the company's upstream energy management group, performance in 2004 has been above expectations due to the higher gas prices. Investment has continued in upstream assets and a five-year gas purchase agreement has been reached with Shell.

Last month's acquisition of the option to build a fully permitted gas-fired power station in Devon, along with significant investment in generation from renewable sources reflects Centrica's continuing commitment to power generation in the UK.

The performance of Centrica Storage Ltd has also exceeded expectations. The average price for capacity sales for the new storage year, which began on 1st May, is more than 23% higher than in the previous year.

The AA is also going from strength to strength, in both financial and roadside services, where membership is expected to hit 15million by the end of May. It is anticipated that profits for the year will significantly exceed last year's record levels.

One.Tel is performing ahead of market expectations and the company is encouraged by the scope of Ofcom's strategic review, which is crucial for the creation of a competitive landscape. It is also essential, not only for Centrica, but for the competitive market as a whole, that there is an appropriate response to BT's recent pricing changes.

For Centrica North America, the acquisition of one million Albertan customers brings the total number of customer relationships to 5.1million. Already this year, Centrica has acquired its first power station in North America and another gas field in Alberta to support its growing retail position and is committed to investing up to £350million in total over the next few years. Although, in local currency terms, profitability will increase in 2004, Centrica expects reported profits for North America to be flat year on year as a consequence of the weaker US and Canadian dollars.

In conclusion, Sir Roy said Centrica was well placed to meet the continued challenges of the competitive market in the UK and to take advantage of international opportunities. "Our strategy is both clear and robust," he said. "We have a strong balance sheet and the financial strength to fund these opportunities from our own cash generation while still having the ability to increase returns to shareholders.

"I am confident that as we execute our plans shareholders will continue to benefit from our success in the years ahead."

Sir Roy concluded by welcoming the appointment of Roger Carr as the new chairman of Centrica. "We are fortunate to have Roger as our chairman during the next stage of Centrica's evolution," he said. "Roger has been on our board for three years now, and I look forward to working with him even more closely in the years ahead."

Centrica will report its 2004 interim results on 29th July.

Enquiries:

Centrica Media Relations: 01753 494085

Centrica Investor Relations: 01753 494900

This information is provided by RNS
The company news service from the London Stock Exchange

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